Exhibit 99.1
Parkvale Financial Corporation
4220 William Penn Highway
Monroeville, PA 15146
412-373-7200
For Immediate Release                                                                                                                                                           April 30, 2009
Parkvale Financial Corporation, Monroeville, PA
announces loss for the third quarter of fiscal 2009
Parkvale Financial Corporation (NASDAQ: PVSA) reported a net loss for the quarter ended March 31, 2009 of $14.1 million or $2.65 per common share after preferred stock dividends, compared to net income of $3.5 million or $0.64 per diluted share for the quarter ended March 31, 2008. “With the exception of a quarterly loss due to a FDIC special assessment of more than $5.0 million in September 1996, Parkvale has not reported a quarterly loss since becoming a public company in July 1987,” said Robert J. McCarthy, Jr., President and Chief Executive Officer. The loss for the March 2009 quarter was primarily the result of non-cash charges of $20.7 million for other than temporarily impaired (“OTTI”) debt and equity securities and a $1.4 million increase in the provision for loan losses, offset by a $4.8 million decrease in income tax expense. These OTTI charges were caused by continued price weaknesses in the financial sector accompanied by downgrades in investment securities ratings. The quarterly impairment charges included:

Bank of America preferred stocks	$6,269,000
FHLMC preferred stocks	186,000
Other bank common equities	341,000
Pooled trust preferred securities	13,667,000
Individual trust preferred security	446,000
On an operating basis, excluding the security writedowns but including the total $1.8 million of loan loss provisions, core net income for the March 2009 quarter would have been $2.5 million or $0.39 per share. Although this is a non-GAAP disclosure, management believes that excluding the security writedowns, net of related tax benefits, offers a better basis of comparison with prior periods. Positive progress was made in a number of areas that are expected to help enhance future performance. The performance in core banking activities such as deposit growth and controlling expenses saw improvement. Deposit growth continues to be an area of strategic emphasis, and core deposit balances increased by $24.2 million at March 31, 2009, compared to the prior year period, with increases realized in every category of core deposits. "While we are disappointed in our results, we continue to believe that Parkvale is a valuable franchise with growth potential and opportunities ahead that will benefit our investors, as well as the customers and communities we serve,” said Robert J. McCarthy, Jr., President and Chief Executive Officer. “With our well-capitalized regulatory position, we are confident that Parkvale will emerge from this economic cycle well positioned for strong earnings potential. Like many other financial institutions, we have not been spared the difficulties of the financial sector. Given strong core earnings, Parkvale does not anticipate any layoffs.”

The preferred stocks, common equities and individual trust preferred security shown above were written down to their fair market values at March 31, 2009. The impairment charges on the pooled trust preferred securities reflect significant downgrades in the credit ratings by the rating agencies during the March 31, 2009 quarter to below investment grade as well as an increase in the number of issuers in the pooled securities deferring or defaulting their interest payments. All securities were above investment grade when purchased. Parkvale performed a cash flow analysis with respect to each trust preferred security with a below investment grade rating to determine if an adverse change in future cash flow had occurred. Based on management’s analysis as of March 31, 2009, three of the pooled securities aggregating $9.8 million were written off due to the probability of no payments in the future, and an additional three of the pooled securities and one individual trust preferred security were deemed to be partially impaired. The partial impairments on the three pooled securities aggregated $3.8 million or 40% of the $9.7 million cost of such pooled securities, and the $446,000 impairment on the individual security represented 89% of the cost of such security. At March 31, 2009, Parkvale had other pooled trust preferred and individual trust preferred securities with an aggregate cost of $75.5 million which are not considered impaired as these securities are expected to return 100% of their principal and interest according to contractual terms.
All of the securities with OTTI charges in the March 2009 quarter remain in portfolio and it is management’s intent to hold such investments to maturity or until market conditions improve for these securities.
The higher loan loss provision relates to a higher level of non-performing loans and foreclosed real estate, which increased by $17.0 million or 117% compared to March 2008. At March 31, 2009, the ratio of such non-performing assets to total assets was 1.65%, compared to 1.10% at December 31, 2008, 0.85% at June 30, 2008 and 0.78% at March 31, 2008. The allowance for loan losses as a percentage of gross loans was 1.49% at March 31, 2009, compared to 1.35% at December 31, 2008, 1.25% at June 30, 2008 and 1.26% at March 31, 2008. The increase in non-performing loans relates to the weakness in the overall economy that reflects the difficulties many borrowers are encountering making their monthly payments on a timely basis.
At March 31, 2009, Parkvale Bank was in compliance with all applicable regulatory requirements and is considered well capitalized.
Results of Operations — Comparison of Nine Months Ended March 31, 2009 and 2008:
For the nine-month period ended March 31, 2009, the net loss was $10.9 million or $2.08 per diluted common share after preferred stock dividends, compared to net income of $10.7 million or $1.93 per diluted share for the nine-month period ended March 31, 2008. The $21.6 million decrease in net income for the March 2009 nine months reflects $25.7 million of writedowns of equity and debt securities and a $3.6 million increase in the provision for loan losses, offset by a $6.2 million decrease in income tax expense. Net interest income for the nine months ended March 31, 2009 increased by $1.7 million or 5.8% to $31.5 million from $29.8 million for the nine months ended March 31, 2008.

On an operating basis, excluding the security writedowns but including the total $5.0 million provision for loan losses for the March 2009 nine-month period, core net income would have been $8.9 million or $1.54 per share. Management believes that excluding the security writedowns offers a better basis of comparison with prior periods and shows our potential earnings capacity.
Parkvale Financial Corporation is the parent of Parkvale Bank, which has 48 offices in the Tri-State area around Pittsburgh and assets of $1.9 billion at March 31, 2009.
Forward-Looking Statements:
In addition to historical information, this release may contain forward-looking statements. We have made forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of the Corporation and its subsidiaries. When we use words such as believe, expect, anticipate, or similar expressions, we are making forward-looking statements.
The statements in this release that are not historical fact are forward-looking statements. Forward-looking information should not be construed as guarantees of future performance. Actual results may differ from expectations contained in such forward-looking information as a result of various factors, including but not limited to the interest rate environment, economic policy or conditions, federal and state banking and tax regulations and competitive factors in the marketplace. Each of these factors could affect estimates, assumptions, uncertainties and risks considered in the development of forward-looking information and could cause actual results to differ materially from management’s expectations regarding future performance.
(Condensed Consolidated Statement of Operations and selected financial data is attached.)

Contact:	Robert J. McCarthy, Jr.	Timothy G. Rubritz
	President and CEO	Chief Financial Officer
	(412) 373-4815	(412) 373-4817
email: timothy.rubritz@parkvale.com

PARKVALE FINANCIAL CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In Thousands except per share data)
(Unaudited)

	Three months ended		Nine months ended
	March 31,		March 31,
	2009	2008	2009	2008

Total interest income	$22,028	$24,535	$68,983	$74,325
Total interest expense	12,068	14,488	37,504	44,565

Net interest income	9,960	10,047	31,479	29,760
Provision for loan losses	1,826	376	4,982	1,367

Net interest income after provision for losses	8,134	9,671	26,497	28,393
Net (loss) gain on sale and writedown of securities	(20,742)	(19)	(25,724)	(19)
Total other non-interest income	2,547	2,572	7,900	8,240
Total non-interest expense	7,246	7,122	21,493	21,620

Income (loss) before income taxes	(17,307)	5,102	(12,820)	14,994
Income tax expense (benefit)	(3,237)	1,576	(1,920)	4,249

Net income (loss)	(14,070)	3,526	(10,900)	10,745
Preferred stock dividend	397	—	432	—

Income (loss) to common stockholders	$(14,467)	$3,526	$(11,332)	$10,745

Basic earnings (loss) per common share	$(2.65)	$0.64	$(2.08)	$1.95
Diluted earnings (loss) per common share	$(2.65)	$0.64	$(2.08)	$1.93
Cash dividends per common share	$0.22	$0.22	$0.66	$0.66
SELECTED FINANCIAL DATA
(In Thousands except per share data)

	March 31,	June 30,	March 31,
	2009	2008	2008

Total assets	$1,906,436	$1,851,392	$1,856,807
Deposits	1,511,773	1,493,685	1,490,174
Total loans, net	1,143,015	1,201,665	1,181,982
Loan loss reserves	17,250	15,249	15,044
Non-performing assets (loans and foreclosed real estate)	31,491	15,808	14,503
Ratio to total assets	1.65%	0.85%	0.78%
Allowance for loan losses as a % of gross loans	1.49%	1.25%	1.26%
Total stockholders’ equity	$149,752	$131,631	$130,292
Book value per common share	21.74	24.01	23.77
OTHER SELECTED DATA

	Three months ended		Nine months ended
	March 31,		March 31,
	2009	2008	2009	2008

Average yield earned on all interest-earning assets	5.09%	5.68%	5.32%	5.75%
Average rate paid on all interest-earning liabilities	2.83%	3.42%	2.97%	3.51%
Average interest rate spread	2.26%	2.26%	2.35%	2.24%
Net yield on average interest earning assets	2.30%	2.32%	2.43%	2.30%
Return on average assets	-2.96%	0.77%	-0.78%	0.78%
Return on average equity	-34.51%	10.64%	-9.83%	10.97%
Non-interest expense to average assets	1.52%	1.55%	1.54%	1.57%